September 12, 2019

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Ms. Ashley Vroman-Lee
Re: MacKenzie Realty Capital, Inc. (the “Company”)

To the Commission:
On August 30, 2019, the Company filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement pursuant to Section 14 of the Securities Exchange Act of 1934.  The Company received oral comments from Ms. Ashley Vroman-Lee of the Staff of the Commission.  The following sets forth the comments of the Staff and the Company’s response to those comments.   To aid in your review, we have emailed under separate cover a draft of the revised proxy statement marked to reflect the proposed changes.  We are filing a revised preliminary proxy contemporaneously herewith, but anticipate you will not have any further comments and intend to file the Definitive Proxy Statement on or about September 21, 2019 along with our 10-K.
 The text of each comment has been included in this letter for your reference and the Company’s response is presented below each comment.
1.	Comment: Update the missing information in the proxy.
Response:	The Definitive Proxy Statement will contain updated information as requested. The Company did not provide such details in the Preliminary Proxy Statement because the information was not yet public or available at the time it was filed.
2.	Comment:	Please update the Compensation Discussion & Analysis section to clarify the years for which fees were payable and the amounts.

Response: The Definitive Proxy Statement will contain a clarification.

3.	Comment:	Why are there brackets around the disclosure concerning the Audit Committee’s recommendation concerning the financial statements for the fiscal year ending June 30, 2019?
Response: The statement was anticipated, and not yet made at the time of filing of the preliminary proxy.  The Definitive Proxy Statement will not contain brackets.

4.	Comment:	Is it realistic to sell all 15 million shares in the anticipated new offering? Please make clear what the Company feels is realistic.
Response: As discussed, while it is unlikely that the Company will sell all shares, it is possible, so the Company will continue to calculate the potential dilutive effect if all remaining shares are sold, as well as calculating the dilution based upon a more likely estimate.  The Company will also make clearer in the disclosure what it feels is realistic.
5.	Comment:	Disclose the sales made during the fiscal year where that information is missing.
Response:  The Definitive Proxy Statement will contain updated information as requested.
6.	Comment:	Under the “Dilution” section, please include the missing number of shares issued.
Response: The language will be revised accordingly.
We understand that the staff did not need to see an updated proxy statement before filing the definitive, so it is being filed herewith. Please feel free to contact me should you have any questions or concerns.

Sincerely,

/s/ Chip Patterson
General Counsel and Secretary

cc: Rebecca Taylor via email